Atento Reports Fiscal 2018

Third-Quarter Results Highlighted by Delivery of Turnaround in Brazil

-   Adjusted EBITDA margin up 0.5 p.p. sequentially, driven by strong margin expansion in Brazil.

-   Brazil Adj. EBITDA margin expansion of 3.3 p.p. sequentially to 11.9%.

-   Revenues up 0.9% YoY in Q3, driven by continued growth in Multisector; YTD revenues increased 4.2%.

-   Multisector revenue up 1.2% in the quarter, driven by growth in Brazil and EMEA.

-   Higher value-added solutions expanded 0.7 p.p. to 27.1% of total revenue.

-   Recurring EPS increased 17.3% to $0.25

-   Free cash flow before interest and acquisitions of $36.7 million, with positive FCF of $18.3 million

-   Net debt down 3.0% sequentially to $360.2 million, with net leverage at 1.8x

-   Robust Balance Sheet and Cash Flow generation allow pursuit of accretive growth opportunities

-   Share buyback program acquired 0.7 million shares in Q3 at a cost of $5.3 million. At September 30, 2018, the remaining authorization to purchase outstanding shares was $24.7million.

NEW YORK, November 12, 2018 -- Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its third-quarter 2018 operating and financial results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise, and may differ from 6K due to certain intra-group eliminations.

Summary

($ in millions except EPS)	Q3 2018	Q3 2017	CCY Growth	YTD 2018	YTD 2017	CCY Growth
Income Statement
Revenue	432.6	501.3	+0.9%	1,396.4	1,443.0	+4.2%
EBITDA (1)	46.9	54.4	+2.4%	145.8	150.8	+5.2%
EBITDA Margin	10.9%	10.9%	0.0 p.p.	10.4%	10.5%	-0.1 p.p.
Adjusted EBITDA (1)	46.9	59.7	-7.8%	145.8	165.8	-4.3%
Adjusted EBITDA Margin	10.9%	11.9%	-1.0 p.p.	10.4%	11.5%	-1.1 p.p.
Net Income (2)	3.1	(10.1)	n.m.	5.4	(4.7)	n.m.
Recurring Net Income (2)	18.4	17.6	+17.3%	40.5	39.1	11.3%
Earnings Per Share (2)	$0.04	($0.14)	n.m.	$0.07	($0.06)	n.m.
Recurring Earnings Per Share (2)	$0.25	$0.24	+17.3%	$0.55	$0.53	+11.3%
Cashflow, Debt and Leverage
Free Cash Flow (3)	36.7	47.5		43.7	40.7
Net Debt	360.2	342.9
Leverage (x)	1.8x	1.5x

(1)       EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

(2)       Reported Net Income and Earnings Per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings Per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended September 30, 2018, were calculated considering the weighted average number of ordinary shares of 73,885,474. For the period ended September 30, 2017, the number of ordinary shares was 73,909,056. Recurring Earnings and EPS attributable to Owners of the parent company

(3)       We define Free Cash Flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

Message of the CEO and CFO

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “We delivered a good quarterly result, driven by the performance of our Brazil and EMEA operations. Brazil, our flagship operation, remains at the forefront of Atento’s profitable growth strategy and closed the quarter with a substantial margin improvement. During the period we also completed the carve out of Unimed Rio in Brazil, increasing our market share in the healthcare sector, one of the fastest growing verticals for CRM/BPO services in the country. We continue strengthening our market share in Latin America and diversifying our revenue mix, fueled by new client wins across our footprint.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, "Atento’s robust balance sheet and strong cash flow generation are allowing us to pursue accretive growth opportunities that further diversify our revenue base and to continue focusing on evolving the digital value offering to our clients. The recent strategic partnership with T-Systems in Brazil for managing datacenters will help accelerate the roll out of our digital and BPO solutions.”

Mr. Reynal concluded, "As we expect to develop our business in a mixed political macro scenario, with volatility in some countries and potential improvement in others, our commercial pipeline remains strong and reflects the acceleration of our move into digital services, while new clients wins across all regions form a base for future profitable growth.”

Third Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year and in constant-currency (CCY).

Consolidated revenues increased 0.9% to $432.6 million in the third quarter of 2018, driven by a 1.2% rise in Multisector sales, mainly in Brazil and EMEA. It is important to note the unfavorable year-on-year comparison base due to acquisitions in Brazil and Argentina that impacted results as of Q3 2017.

New client wins during the quarter helped offset overall volume and price pressures in the more massive CRM programs across the Company’s geographic markets. On a nine-month basis, revenues grew 4.2% to $1,396.4 million.

At the end of the quarter, Multisector revenues accounted for 61.6% of consolidated revenue. On a nine-month basis, Multisector revenues increased 6.1% and represented 61.3% of revenues.

Higher value-added solutions increased 0.7% sequentially to 27.1% of total revenues. Client demand for solutions, including Digital, remains at above 1/3 of qualified pipeline.

Revenues from Telefónica increased 0.5% in the quarter, accounting for 38.4% of total revenue. Atento remains Telefónica’s reference partner for CRM/BPO services.

EBITDA increased 0.5 p.p. sequentially, driven by a 3.3 p.p. margin expansion in the Brazilian operation. Compared to last year’s comparable quarter, EBITDA increased 2.4% to $46.9 million, with the margin stable at 10.9%. On a nine-month basis, EBITDA increased 5.2% to $145.8 million, with the margin declining 0.1 p.p. to 10.4%.

Recurring net income attributable to owners of the parent company increased 17.3% to $18.4 million, or $0.25 per share. The higher Recurring EPS was positively impacted by a $7.6 million pre-tax gain resulting from a mark-to-market of the Real/US dollar hedge related to the interest of Atento’s 2022 senior secured notes.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

($ in millions)	Q3 2018	Q3 2017	CCY growth	YTD 2018	YTD 2017	CCY growth
Brazil Region
Revenue	204.4	248.5	+2.8%	664.5	720.3	4.2%
Adjusted EBITDA	24.3	32.1	-5.7%	69.8	95.1	-17.2%
Adjusted EBITDA Margin	11.9%	12.9%	-1.0 p.p.	10.5%	13.2%	-2.7 p.p.
Operating Income/(loss)	1.4	3.0	-33.7%	(2.7)	13.9	N.M
Americas Region
Revenue	174.1	198.4	-1.2%	558.2	557.5	6.5%
Adjusted EBITDA	19.7	23.7	-8.6%	66.8	62.9	11.2%
Adjusted EBITDA Margin	11.3%	12.0%	-0.6 p.p.	12.0%	11.3%	0.7 p.p.
Operating Income/(loss)	(2.8)	(0.9)	-30.9%	6.7	5.5	48.5%
EMEA Region
Revenue	55.7	55.1	+2.1%	181.0	166.9	+0.7%
Adjusted EBITDA	5.7	3.5	+38.5%	16.7	11.6	+27.2%
Adjusted EBITDA Margin	10.3%	6.4%	+3.9 p.p.	9.2%	7.0%	+2.4 p.p.
Operating Income/(loss)	0.7	(9.2)	N.M	1.5	(12.4)	N.M

Brazil

Following a challenging beginning in the year, Atento delivered a solid margin turnaround in its flagship Brazilian operations, a result of operational improvements made in 1H18. Brazil’s operations remain at the forefront of Atento’s growth strategy, with a focus on profitability and evolving the value offering. Atento Brazil’s solutions factory is helping accelerate the Group’s move into digital services and leading the standardization and roll out of digital solutions (Data Driven Digital Sales, Data Driven Customer Care, Digital Back Office, Digital Collections), as well as the Analytics and Business Process Consulting offerings.

Additionally, it is important to highlight two key achievements during the third quarter:

•         The Unimed Rio carve out, which accelerates Atento’s penetration of the healthcare segment, one of the fastest growing verticals for CRM services in Brazil (click here for full details)

•         The strategic partnership with T-Systems for managing data centers in Brazil, which speeds Atento’s transformation into a digital BPO solutions provider enables faster and easier roll-outs of new services and solutions for clients (click here for full details).

Revenues in Brazil grew 2.8% during the third quarter to $204.4 million and 4.2% year-to-date, as multisector clients continued driving sales growth.

Financial Services clients drove a 3.4% YoY increase in Multisector sales, leading the way for the Group in revenue diversification. The share of total sales in Brazil was 0.4 p.p. higher to 70.3%. Year-to-date, Multisector revenue increased 4.9%.

On a quarterly and year-to-date basis, revenues from Telefónica increased 1.5% and 2.8%, respectively, representing 29.7% and 30.6% of total revenue in Brazil. During the quarter, Atento delivered the first digital solutions for Vivo within the TEF Group.

Adjusted EBITDA margin improved 3.3 p.p. on a sequential basis to 11.9%, reflecting the operational improvements made in the first half of 2018. Year-over-year, Adjusted EBITDA decreased 5.7% to $24.3 million.

Americas Region

In the Americas region, revenue decreased 1.2% YoY to $174.1 million, while increasing 6.5% year-to-date. The decrease was driven by lower volumes in the telco space, mainly in the more massive CRM and the impact of weaker economic activity in Argentina. Performance in the Financial Services sector was mixed, with new client wins in Chile offset by weaker volume and price pressures in Mexico.

Due to these factors, Multisector revenue declined 2.4%. At the end of the quarter, Multisector sales accounted for 58.3% of the revenue mix in the Americas, down 0.4 p.p. On a nine-month basis, Multisector sales increased 7.9%, 1.3 p.p. to 58.9% of Americas’ revenue.

Telefónica revenue increased 0.2% and accounted for 41.7% of Americas sales during the quarter. Year-to-date, Telefónica revenues increased 2.9%, representing 41.1% of total Americas revenues in the period.

Adjusted EBITDA decreased 8.6% to $19.7 million, with the margin declining 0.6 p.p. to 11.3% in the third quarter, in line with the expected normalized level, and rising 0.7 p.p. to 12.0% on a nine-month basis. The third quarter margin decline was mostly due to lower volumes in the more massive CRM programs and to weaker economic activity in Argentina.

EMEA Region

Revenue in the EMEA region grew 2.1% over last year’s quarter to $55.7 million. The growth was driven by a 6.8% rise in Multisector sales, which were supported by growth in non-Telefónica telco clients. Year-to-date, EMEA revenue increased 8.9%.

In the third quarter, Multisector revenue increased 1.8 p.p. to 40.5% of total EMEA sales. For the nine-month period, Multisector revenue rose 2.9 p.p. to 39.4% of the region’s sales.

Due to lower volumes, Telefónica revenues decreased 0.9% in the quarter. Year-to-date, they declined 4.0%.

Adjusted EBITDA for the EMEA region grew 38.5% to $5.7 million with the margin expanding 3.9 p.p. to 10.3%, a good result considering the more mature stage of this market. On a year-to-date basis, the Adjusted EBITDA margin expanded 2.4 p.p. to 9.2%. The margin expansion was primarily due to higher Multisector volumes, primarily non-Telefónica telco clients.

Cash Flow and Capital Structure

During the third quarter, Atento generated Free Cash Flow before interest and acquisitions of $36.7 million, with a positive Free Cash Flow of $18.3 million. Year-to-date, Free Cash Flow before interest and acquisitions amounted $43.7 million.

Cash capex accounted for 2.7% of revenues compared to 3.5% year-to-date. The decrease is mainly explained by the optimization of the utilization rate.

Year-to-date EBITDA-to-cash conversion improved 5.3 percentage points to 29.9%.

At the end of September 2018, Atento held cash and cash equivalents of $96.5 million and available revolving credit facilities of $100 million, implying total liquidity of $196.5 million.

Atento's net debt decreased 3.0% sequentially to $360.2 million, while gross debt decreased 4.4% sequentially to $458.0 million on lower use of revolvers and debt amortization. Net leverage increased to 1.8x from 1.7x in the second quarter, mainly due to the effect of currency translation on EBITDA.

Recent Developments

New Customer Relationship Center in Chile: On October 17th, Atento opened its fourth Customer Relationship Center in Chile, reinforcing its leadership position in the country. The center has over 350 operational workstations and the capacity to expand above 500 in the short term. Including state-of-the-art facilities, it already has more than 300 agents specialized in customer care and sales solutions for the banking and financial services sector. Solutions are provided through an omnichannel platform combining traditional and digital channels and automation solutions. The center is located in Santiago's Mall Plaza Norte and has common spaces and rooms for training and selection. Click here for full details.

CRC Gold Awards in Spain: On November 1st, Atento was recognized, for the 3rd consecutive year, as the best customer service outsourcer in Spain, on this occasion for its service to Endesa. The recognition is within the framework of the CRC Gold Awards, the benchmark awards Spain’s CRM industry, for excellence in CRM/ BPO management in the country. Click here for full details.

Great Place To Work® Argentina: Atento was ranked number 6 on the list of Argentina's best companies to work in the "More than 1,000 employees" category, according to Great Place to Work®. Atento is the only company in the CRM/BPO sector to be included in this prestigious ranking for 12 consecutive years in the country, reflecting the strength of its corporate culture and its commitment to fostering an excellent work environment. Great Place to Work® also gave a special recognition for Atento Argentina's inclusion policy. Sixty-five percent of employees are women 50% represent mid-level leadership teams and supervisor roles, and 3 of the 8 seats on the company's Management Committee are held by women. Click here for full details.

Atento strengthens leadership in LatAm: Frost & Sullivan, the global consulting company specialized in growth strategies, has identified Atento as the clear leader in contact center outsourcing services in Latin America, according to its annual study, “Analysis of the Contact Center Outsourcing Services Market in Latin America and the Caribbean, Forecast to 2023”. In addition to being the leader at the regional level, Atento is also the market leader in Brazil, Argentina, Chile, Peru and Mexico. In Brazil, the largest market in the region, which accounts for nearly 40% of the revenues in the continent, Atento´s share reached 26.6% of the total market in 2017, an increase of 1.9p.p. vs the previous year and 12.3p.p. above its closest competitor.  Atento also gained market share in Argentina, Colombia and Chile. When considering just aggregated domestic demand in Latin America (domestic market and the LATAM-Shore segment), Atento’s market share reached 23.7%, an increase of 1.0 p.p. versus the previous year and 16.2 p.p. above its closest competitor. Click here for full details.

Conference Call

The Company will host a conference call and webcast on Tuesday, November 13, 2018 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-0784 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 689-8560 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Shay Chor
+ 55 11 3293-5926
shay.chor@atento.com

Fernando Schneider

+ 55 11 3779-0967

fernando.schneider@atento.com

Media Relations
Maite Cordero
+ 34 91 740 74 47
atento.media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in the Form 6-K.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2017	2018	2017	2018
	(unaudited)

(Loss)/profit for the period	(10.1)	3.1	(4.7)	5.4
Net finance expense	37.7	18.3	68.8	59.8
Income tax expense	(2.8)	3.8	8.3	8.9
Depreciation and amortization	29.6	21.8	78.4	71.7
EBITDA (non-GAAP) (unaudited)	54.4	46.9	150.8	145.8
Restructuring costs (a)	1.3	-	10.2	-
Other (b)	4.0	-	4.8	-
Total non-recurring items (*)	5.3	-	15.0	-
Adjusted EBITDA (non-GAAP) (unaudited)	59.7	46.9	165.8	145.8

(*)    We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

a)         Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three and nine months ended September 30, 2017, primarily relates to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

b)        Other non-recurring items for three and nine months ended September 30, 2017, mainly refer to consulting and other non-recurring costs.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2017	2018	2017	2018
	(unaudited)
(Loss)/profit for the period	(10.1)	3.1	(4.7)	5.4
Amortization of acquisition related intangible assets (a)	5.7	5.1	16.8	16.1
Restructuring costs (b) (*)	1.3	-	10.2	-
Other (c) (*)	4.0	-	4.8	-
Change in fair value of financial instruments (d)	2.4	5.9	2.6	-
Net foreign exchange gain/(loss)	3.2	9.3	4.2	31.1
Financial non-recurring (e)	17.7	-	17.7	-
Depreciation non-recurring (f)	2.8	-	2.8	-
Tax effect (g)	(7.4)	(4.6)	(13.0)	(10.7)
Total of add-backs	29.7	15.7	46.1	36.5
Adjusted Earnings (non-GAAP) (unaudited)	19.6	18.7	41.4	41.9
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.27	0.25	0.56	0.57
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	17.6	18.4	39.1	40.5
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.24	0.25	0.53	0.55

(*) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)         Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)         Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three and nine months ended September 30, 2017, primarily relates to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(c)         Other non-recurring items for three and nine months ended September 30, 2017, mainly refer to consulting and other non-recurring costs.

(d)         Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(e)         Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million.

(f)          Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the natural disasters.

(g)         The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended September 30, 2017 and 2018, the effective tax rate after moving non-recurring items was 19.0% and 31.0%, respectively. For the nine months ended September 30, 2017 and 2018, the effective tax rate after moving non-recurring items was 34.0% and 31.9%, respectively.

 (**) Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding of 73,909,056 as of September 30, 2017 and 73,885,474 as of September 30, 2018.

Financing Arrangements

Net debt with third parties as of September 30, 2017 and 2018 is as follow:

	As of September 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2017	2018
	(unaudited)
Cash and cash equivalents	162.8	97.7
Debt:
Senior Secured Notes	393.8	393.3
Brazilian Debentures	22.5	16.2
BNDES	56.3	27.9
Finance Lease Payables	9.8	6.2
Other Borrowings	23.4	14.3
Total Debt	505.7	458.0
Net Debt with third parties (1) (unaudited)	342.9	360.2
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	224.4	200.9
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.5x	1.8x

1)          In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

2)          Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations.

Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2017 and 2018

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change excluding FX (%)	For the nine months ended September 30,		Change (%)	Change excluding FX (%)
	2017	2018			2017	2018
	(unaudited)				(unaudited)
Revenue	501.3	432.6	(13.7)	0.9	1,443.0	1,396.4	(3.2)	4.2
Other operating income	4.8	7.2	50.6	139.2	13.9	15.1	8.9	33.1
Operating expenses:
Supplies	(20.8)	(19.5)	(6.0)	20.6	(55.1)	(54.2)	(1.6)	9.6
Employee benefit expenses	(369.1)	(321.5)	(12.9)	1.6	(1,070.0)	(1,046.3)	(2.2)	5.1
Depreciation	(14.4)	(12.3)	(14.3)	(3.1)	(37.3)	(31.8)	(14.7)	(8.8)
Amortization	(15.2)	(9.4)	(38.0)	(27.1)	(41.1)	(39.8)	(3.1)	3.5
Changes in trade provisions	-	(0.3)	N.M.	N.M.	-	(0.4)	N.M.	N.M.
Other operating expenses	(61.8)	(51.5)	(16.6)	(3.1)	(181.0)	(164.8)	(8.9)	(1.8)
Total operating expenses	(481.3)	(414.7)	(13.8)	0.7	(1,384.5)	(1,337.4)	(3.4)	4.0
Operating profit	24.8	25.2	1.5	24.8	72.4	74.1	2.3	13.7
Finance income	2.4	0.8	(66.1)	(58.9)	6.0	2.2	(63.8)	(59.9)
Finance costs	(34.5)	(3.9)	(88.7)	(87.9)	(68.0)	(30.9)	(54.6)	(52.3)
Change in fair value of financial instruments	(2.4)	(5.9)	146.3	149.0	(2.6)	-	(100.0)	(100.0)
Net foreign exchange loss	(3.2)	(9.3)	N.M.	N.M.	(4.2)	(31.1)	N.M.	N.M.
Net finance expense	(37.7)	(18.3)	(51.4)	(47.9)	(68.8)	(59.8)	(13.1)	(7.2)
Profit before income tax	(12.9)	6.9	N.M.	145.9	3.6	14.3	N.M.	N.M.
Income tax benefit/(expense)	2.8	(3.8)	N.M.	N.M.	(8.3)	(8.9)	6.7	7.6
(Loss)/profit for the period	(10.1)	3.1	130.3	125.0	(4.7)	5.4	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(12.0)	2.7	122.4	119.4	(6.9)	4.0	N.M.	(142.4)
Non-controlling interest	1.9	0.4	(80.1)	(76.1)	2.2	1.5	(33.9)	(20.3)
(Loss)/profit for the period	(10.1)	3.1	130.3	125.0	(4.7)	5.4	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	54.4	46.9	(13.7)	2.4	150.8	145.8	(3.3)	5.2
Adjusted EBITDA (1) (unaudited)	59.7	46.9	(21.4)	(7.8)	165.8	145.8	(12.1)	(4.3)

(1) For reconciliation with IFRS as issued by IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
N.M. means not meaningful

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and September 30, 2018
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	September 30,
		2017	2018
		(audited)	(unaudited)

NON-CURRENT ASSETS		764,127	675,299

Intangible assets		230,104	214,259
Goodwill		153,144	128,656
Property, plant and equipment		152,195	115,680
Non-current financial assets		90,076	85,740
Trade and other receivables		21,677	12,380
Other non-current financial assets		60,222	62,458
Derivative financial instruments		8,177	10,902
Other taxes receivable		7,282	5,956
Deferred tax assets		131,326	125,008

CURRENT ASSETS		566,178	534,823

Trade and other receivables		410,534	419,188
Trade and other receivables		388,565	391,358
Current income tax receivable		21,969	27,830
Other taxes receivable		12,072	16,903
Other current financial assets		1,810	1,008
Cash and cash equivalents		141,762	97,724

TOTAL ASSETS		1,330,305	1,210,122

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and September 30, 2018
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	September 30,
		2017	2018
		(audited)	(unaudited)

TOTAL EQUITY		377,839	316,810
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		9,476	9,250
OWNERS OF THE PARENT COMPANY		368,363	307,560

Share capital		48	48
Reserve for acquisition of non-controlling interest		(23,531)	(23,531)
Share premium		639,435	615,288
Treasury shares		-	(5,337)
Retained losses		(94,535)	(66,403)
Translation differences		(170,063)	(227,179)
Hedge accounting effects		9,594	3,203
Stock-based compensation		7,415	11,471
NON-CURRENT LIABILITIES		582,870	543,838

Deferred tax liabilities		43,942	33,348
Debt with third parties		439,731	414,268
Derivative financial instruments		5,140	2,241
Provisions and contingencies		61,186	52,478
Non-trade payables		8,094	18,597
Option for the acquisition of non-controlling interest		23,752	19,624
Other taxes payable		1,025	3,282

CURRENT LIABILITIES		369,596	349,474

Debt with third parties		46,560	43,711
Derivative financial instruments		1,212	596
Trade and other payables		302,756	291,109
Trade payables		94,078	73,907
Income tax payables		8,058	11,355
Other taxes payables		86,166	90,281
Other non-trade payables		114,454	115,566
Provisions and contingencies		19,068	14,058
TOTAL EQUITY AND LIABILITIES		1,330,305	1,210,122

 Cash Flow:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2018	2017	2018	2017
	(unaudited) (***)		(unaudited) (***)
Operating Cash Flow (1)	48.5	65.4	94.7	105.5
Cash Capex (2)	-9.6	-13.1	-38.3	-49.9
Income Tax Paid	-2.2	-4.8	-12.7	-14.9
Free Cash Flow before interest and acquisitions	36.7	47.5	43.7	40.7
Acquisitions	0.0	0.0	0.0	-14.5
Net Financial Expenses (3)	-18.4	9.1	-44.6	19.4
Free Cash Flow (FCF)	18.3	56.6	-1.0	-6.8

(1)       We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.

(2)       Does not consider acquisitions

(3)       Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Q1 2018 includes hedge adjustments of negative $3.1 million and withholding taxes of negative $1.6 million, versus hedge adjustments of positive $1.5 million and no withholding taxes in Q1 2017.

(4)       Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, settlement of hedging instruments will impact Q1 and Q3 Net Financial Expenses cashflow of each year. Q3 2017 includes one-off gains of~$25million from unwinding existing hedge instruments related to the debt refinance process.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the third quarter ended September 30, 2018 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

November 13, 2018

Atento

Fiscal 2018 Third Quarter Results

Investor Relations
Shay Chor
shay.chor@atento.com

Fernando Schneider
fernando.schneider@atento.com

ATENTO

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

ATENTO

2

Business Highlights and Strategic Overview

Alejando Reynal, CEO

ATENTO

Q3 2018 Highlighted by Brazil margin turnaround

- **Revenues +0.9% (+4.2% YTD), EBITDA Margin of 10.9%, and Recurring EPS of $0.25**
  - **Brazil:** Revenues growth of 2.8% YoY. Strong margin expansion QoQ with Adjusted EBITDA margin up 3.3 p.p. to 11.9%. Brazil turnaround reflects impact of H1 operational improvement plan. Encouraging pipeline for Atento's evolved value offering
  - **Americas**: Revenues down 1.2% (up 6.5% YTD) and adjusted EBITDA margin down 0.6 p.p. YoY to 11.3%. Potential for continued outsourcing remains high with Q3 performance impacted by pressures in Argentina and Mexico
  - **EMEA:** Revenues up 2.1% (+6.8% in Multisector) and strong margin expansion with Adjusted EBITDA margin up 3.9 p.p YoY to 10.3%. Second consecutive quarter of revenue and margin increases in EMEA, marking the transformation of our business to win in a mature and increasingly digitalized market

- **Continued revenue diversification fueled by new client wins and evolved value offering demand**
  - **Multisector** revenues growth of 1.2% (up 6.1% YTD), surpassing 61% of total revenues and mainly driven by financial services in Brazil
  - **Telefónica** revenues growth of 0.5% in Q3 and up 1.4% YTD; we continue to be Telefónica's reference partner for CRM BPO services and solutions
  - **Higher value added solutions** at 27.1% in Q3, up 0.7 p.p. QoQ; Client demand for solutions, including Digital, remains at above 1/3 of our qualified pipeline

- **Robust balance sheet** (net leverage at 1.8x) and **FCF before interest and acquisitions** of $36.7 million in Q3 enable us to capitalize on accretive growth opportunities

ATENTO
4

Brazil turnaround driven by operational improvement plan; Encouraging pipeline for Atento's evolved value offering

- **Evolved value offer:** solutions factory based in Brazil accelerating Group's move into digital services offering and leading the standardization and roll out of digital solutions (Data Driven Digital Sales, Data Driven Customer Care, Digital Back Office, Digital Collections) as well as Analytics and Business Process Consulting offering
- **Diversified client base:** leading the path for the Group in revenue diversification with Multisector mix up 4.9% YTD to 70.3% in Q3
- **Remain Telefónica's reference partner for CRM BPO services & solutions:** TEF revenues increased 1.5% in Q3 and 2.8% YTD with Atento delivering first digital solutions for Vivo within the TEF Group
- **Market leadership:** latest Frost & Sullivan market research indicates that Atento strengthened its clear market leadership position in Brazil, with share up 1.9 p.p to 26.6%, 12.3 p.p. above its closest competitor in the country. Atento has also been ranked as the 2nd most innovative company in Brazil's service sector, according to Valor Econômico
- **Inorganic growth:** Unimed Rio carve out accelerates Atento's penetration in the healthcare segment, one of the fastest growing verticals for CRM services in Brazil
- **Strategic partnerships:** T-Systems strategic alliance for the managing of data centers in Brazil accelerates Atento's transformation into a digital BPO solutions provider, enabling faster and easier roll out of new services and solutions for clients

Overall we remain positive about the prospects of our business in Brazil

- We expect further impact of our operational improvement plan in Q4
- Appetite for Atento's evolved value offering and enhanced capabilities remain strong as per commercial pipeline
- We are cautious given the negative evolution undergone by macro indicators in 2018 and uncertainties related to the challenges that the new political administration will face in the short term

ATENTO 5

Consolidated: Delivering the turnaround in Brazil

US$ MM Except per share	Q3 2018	Q3 2017	CC Growth (%) [1]	YTD 2018	YTD 2017	CC Growth (%) [1]
Revenue	432.6	501.3	*0.9%*	1,396.4	1,443.0	*4.2%*
EBITDA [2]	46.9	54.4	*2.4%*	145.8	150.8	*5.2%*
Margin (%)	10.9%	10.9%	*0.0 p.p.*	10.4%	10.5%	*-0.1 p.p.*
Adjusted EBITDA	46.9	59.7	*-7.8%*	145.8	165.8	*-4.3%*
Margin (%)	10.9%	11.9%	*-1.0 p.p.*	10.4%	11.5%	*-1.1 p.p.*
Net Income [4]	3.1	(10.1)	*N.M*	5.4	(4.7)	*N.M*
Recurring Net Income [3]	18.4	17.6	*17.3%*	40.5	39.1	*11.3%*
EPS [4]	$0.04	($0.14)	N.M	$0.07	($0.06)	N.M
Recurring EPS [3]	$0.25	$0.24	17.3%	$0.55	$0.53	11.3%
Cashflow, Debt and Leverage						
Free Cash Flow [5]	36.7	47.5		43.7	40.7	
Net Debt	360.2	342.9				
Leverage (x)	1.8	1.5				

Highlights[1]

- **Continued Revenue Diversification**
  - Revenues up 0.9% YoY in Q3, driven by continued growth in Multisector. YTD revenues increased by 4.2%
    - New client wins offset lower volume in the more massive CRM programs across all regions
    - Unfavorable YoY comparison base due to acquisitions in Brazil and Argentina that impacted results as of Q3 2017
  - Multisector revenues up 1.2% in the quarter, fueled mainly by Brazil and EMEA. YTD, Multisector revenues grew 6.1%
  - Revenues from Multisector represent 61.6% of total in Q3 and 61.3% YTD
  - TEF revenues growth of 0.5% YoY and up 1.4% YTD
  - Revenues from higher value-added solutions reached 27.1% of total in the quarter
- **Good Profitability in Brazil and EMEA**
  - EBITDA margins up 0.5 p.p vs Q2 2018, fueled by a strong 3.3 p.p. margin expansion in Brazil
- **Recurring EPS of $0.25**
  - Positively impacted by $7.6 million pre-tax gain in MTM of the BRL-USD hedge related to the interest of the 2022 SSN

ATENTO

(1) Unless otherwise noted, all results are for Q3 2018; all revenue growth rates are on a constant currency basis, year-over-year. Please refer to the MD&A section of the Q3 2018 6K for more details. (2) EBITDA, Adj. EBITDA and Adj. Earnings are Non GAAP measures. For more information, see Glossary page. (3) Adjusted Earnings and Adjusted EPS attributable to Owners of the parent. (4) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances. (5) We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

7

Brazil: Turnaround Driving Profitability to 11.9% in Q3

US$ MM	Q3 2018	Q3 2017	CC Growth (%) [1]	YTD 2018	YTD 2017	CC Growth (%) [1]
Revenue	204.4	248.5	*2.8%*	664.5	720.3	*4.2%*
Adjusted EBITDA [2]	24.3	32.1	*-5.7%*	69.8	95.1	*-17.2%*
Margin	11.9%	12.9%	*-1.0 p.p.*	10.5%	13.2%	*-2.7 p.p.*
Operating income/(loss)	1.4	3.0	*-33.7%*	(2.7)	13.9	*N.M*

Revenue Mix – Q3 2018

29.7%
70.3%
TEF
Multisector

Revenue Mix – 9M18

30.6%
69.4%
TEF
Multisector

Highlights[1]

- **Revenues up 2.8% in Q3 and 4.2% YTD**
  - Multisector continued to grow, up 3.4%, fueled by financial services. YTD Multisector revenues up 4.9%
  - Multisector mix up 0.4 p.p. to 70.3% in Q3
  - TEF revenues increased 1.5% in Q3 and 2.8% YTD
- **Profitability recovers to 11.9% in Q3**
  - Adjusted EBITDA margin of 11.9%, +3.3 p.p. vs Q2 2018, a result of the operational improvements implemented in 1H18
- **Recognitions & awards**
  - Ranked as the 2nd Most Innovative Company in Brazil's Service Sector, according to Valor Econômico
  - Seven awards at ABEMD Awards, in partnership with clients Bradesco, Unilever, Santander, Unimed BH and TEF

ATENTO

(1) Unless otherwise noted, all results are for Q3 2018; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

8

Americas: 9M 2018 Revenue Growth of 6.5%

US$ MM	Q3 2018	Q3 2017	CC Growth (%) (1)	YTD 2018	YTD 2017	CC Growth (%) (1)
Revenue	174.1	198.4	-1.2%	558.2	557.5	6.5%
Adjusted EBITDA(2)	19.7	23.7	-8.6%	66.8	62.9	11.2%
Margin	11.3%	12.0%	-0.6 p.p.	12.0%	11.3%	0.7 p.p.
Operating income/(loss)	(2.8)	(0.9)	-30.9%	6.7	5.5	48.5%

Revenue Mix – Q3 2018

41.7%
58.3%
TEF
Multisector

Revenue Mix – 9M18

41.1%
58.9%
TEF
Multisector

Highlights(1)

- **Revenues down 1.2% in Q3 and up 6.5% in YTD**
  - Despite pressure from lower volumes in the more massive CRM, new client wins forming the base for future growth
  - Multisector down 2.4% in the quarter and up 7.9% YTD
    - Lower volumes in the telco space, mainly in the more massive CRM
    - Financial sector mixed, with new wins in Chile, offset by weaker volume and price pressure in Mexico
  - Multisector mix down 0.4 p.p to 58.3% in YoY and up 1.3 p.p. to 58.9% of total in YTD
  - TEF revenues flat in YoY. YTD revenues grew 2.9%

Profitability

- Adjusted EBITDA margin down 0.6 p.p. YoY to 11.3%, in line with expected normalized level
- Lower margins in Argentina due to macro economic conditions
  - Country contributed 14.0% of Region's Adjusted EBITDA vs 21.8% in Q3 2017 in CCY
  - On a consolidated basis, Argentina represents 6.0% of Adjusted EBITDA vs 8.4% in Q3 2017

ATENTO

(1) Unless otherwise noted, all results are for Q3 2018; all growth rates are on a constant currency basis and year-over-year, and may differ from 6K due to certain intra-group eliminations
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

9

EMEA: Strong Profitability Expansion fueled by Multisector Continued Growth

US$ MM	Q3 2018	Q3 2017	CC Growth (%)[1]	YTD 2018	YTD 2017	CC Growth (%)[1]
Revenue	55.7	55.1	*2.1%*	181.0	166.9	*0.7%*
Adjusted EBITDA[2]	5.7	3.5	*38.5%*	16.7	11.6	*27.2%*
Margin	10.3%	6.4%	*3.9 p.p.*	9.2%	7.0%	*2.4 p.p.*
Operating income/(loss)	0.7	(9.2)	*N.M*	1.5	(12.4)	*N.M*

Revenue Mix – Q3 2018

40.5%
59.5%
TEF
Multisector

Revenue Mix – 9M18

39.4%
60.6%
TEF
Multisector

Highlights[1]

- **Revenues up 2.1% in Q3**
  - Revenues from Multisector up 6.8%, supported by continued increase in Non-TEF Telco clients. YTD, revenues from Multisector increased 8.9%
  - Multisector mix up 1.8 p.p. to 40.5% in Q3, and up 2.9 p.p. to 39.4% in YTD
  - TEF revenues down 0.9% in Q3 and 4.0% YTD, reflecting lower volumes
- **Strong Profitability Expansion**
  - Adjusted EBITDA margin expanded 3.9 p.p. to 10.3% in Q3 and 2.4 p.p. to 9.2% in YTD
    - Mainly due to higher volumes from Multisector, especially Non-TEF Telco clients

ATENTO

(1) Unless otherwise noted, all results are for Q3 2018; all revenue growth rates are on a constant currency basis and year-over-year. Please refer to the MD&A section of the Q3 2018 6K for more details.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

10

Solid FCF and robust balance sheet

Free Cash Flow (FCF) US$ MM	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Net Cash flow from/(used in) operating activities	**27.9**	**69.8**	**37.4**	**71.2**
Net Interest Paid	(18.4)	9.1	(44.6)	(19.4)
Income Tax Paid	(2.2)	(4.8)	(12.7)	(14.9)
Operating Cash Flow (1)	**48.5**	**65.4**	**94.7**	**105.5**
Cash Capex (2)	(9.6)	(13.1)	(38.3)	(49.9)
Income Tax Paid	(2.2)	(4.8)	(12.7)	(14.9)
Free Cash Flow before Interest and Acquisitions	**36.7**	**47.5**	**43.7**	**40.7**
Adj. EBITDA to Cash Conversion (%)	***78.3%***	***79.6%***	***29.9%***	***24.6%***
Acquisitions	(0.0)	(0.0)	0.0	(14.5)
Net Financial Expenses (3)	(18.4)	9.1	(44.6)	(19.4)
Free Cash Flow (FCF)	**18.3**	**56.6**	**(1.0)**	**6.8**

Net Debt / EBITDA

$MM

1.5x
1.6x
1.8x
1.7x
1.8x
343
345
395
372
360
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Net Debt
Net Debt / EBITDA

Highlights

- **Positive FCF of $18.0 million in Q3**
- **Cash flow before interest and acquisitions of +$36.7 million in Q3**
  - YTD Adj EBITDA to Cash Conversion of 29.9%, an improvement of 5.3 p.p over 9M17
- **YTD Cash capex totaled 2.7% of revenues**
  - Compared to 3.5% in YTD 2017
- **Net debt down 3.0% sequentially**
  - Gross debt down 4.4% to $458.0 million on lower use of revolvers and debt amortization
- **Net leverage up to 1.8x**
  - Despite net debt decline and positive FCF, reflecting mainly FX translation impact on EBITDA
- **Share buyback program**
  - Acquired 0.7 million shares in Q3 at a cost of $5.3 million
  - At September 30, 2018, the remaining authorization to purchase outstanding shares was $24.7 million

ATENTO

11

Summarizing

- **Q3 2018 Highlighted by Brazil margin turnaround and EMEA's robust performance**
- **Brazil turnaround** reflects impact of H1 operational improvement plan. Encouraging pipeline for Atento's evolved value offering. Unimed Rio carve-out increases healthcare vertical market share and T-Systems partnership accelerates our digital BPO solutions capabilities
- **New client wins in Americas forming a base for future growth** and helping offset lower volumes in the more massive CRM
- **Second consecutive quarter of revenue and margin increases in EMEA,** marking the transformation of our business to win in a mature and increasingly digitalized market
- **Multisector remains our growth engine driving revenue diversification** with demand for solutions, including Digital, at above 1/3 of our qualified pipeline
- **We remain Telefónica's reference partner**
- **Robust balance sheet and FCF enable us to capitalize on accretive growth opportunities**
- **Repurchased 0.7 million shares, with $24.7 million of authorized buyback remaining**

12

Appendix

About Atento
Financial Reconciliations
Debt Information
Glossary

Atento at a Glance

Company Overview

- Leading CRM BPO provider in Latin America and the fourth largest globally by revenue
- Growing end-to-end solutions for clients across all verticals & dedicated digital business unit
- Long-standing relationships with blue-chip clients
- Superior pan-LatAm delivery platform
  - 100 contact centers in 13 countries globally
  - 151,000+ employees & 91,000+ workstations globally
- Unique people focus: only CRM BPO company among the 25 best multinationals to work for and the only LatAm-based company[1]
- Proven management team: strong constant currency growth with market share gains and stable margins despite severe LatAm macroeconomic recession

Revenue Diversification Overview

Revenue by Offering, Vertical and Geography[2]

Services 72.9%
Solutions 27.1%
Telco 46%
Financial Services 35%
Multi-Sector 19%
Brazil 47%
Americas 40%
EMEA 13%

Source: Company filings
(1) Awarded by the Great Place to Work Institute®
(2) As of Q3 2018

15

We Have Evolved From A Call Center of Telefónica to LatAm's #1 CRM BPO Solutions Provider

	1999	2014-Present[1]
Value Proposition	▪ TEF cost center ▪ Pure-play call center ▪ Limited geographic scope	▪ Public Company ▪ Diversified CRM solutions ▪ #1 player in Latin America
Scope of Services	Services 100%	Solutions 26.5% Services 73.5%
Revenues ($Bn)	<0.5	1.9
Client Base	Non-TEF ~10% TEF ~90%	TEF 39% Non-TEF 61%
Operational Platform	<20k Workstations	92k+ Workstations

2017+

- ✓ Strengthen CRM BPO market leadership position, with whitespace remaining across verticals and geographies
- ✓ Expand addressable market via higher value-added solutions
- ✓ Accelerate profitable growth with mainstream digital
- ✓ Margin expansion due to world-class operating model

Sources: Company filings, press releases
(1) As of FY 2017

16

Long-Lasting, Blue-Chip Client Base

Highest client retention in the market, driven by excellence in service offering

Loyal Client Base With Best-In-Class Retention

Tech

ORBITZ
SAMSUNG
Lenovo
MOTOROLA

Other

Nestlé
MediaMarkt
interJet
FIAT
Whirlpool

98.7% Client Retention(1)

10+ year relationship with ~60% of clients

5+ year relationship with 80% of clients (2)

Financial Services

BancoEstado
Santander
HSBC
Itaú
Bradesco

Telcos

Telefónica
SKY
vtr
Claro
oi

Sources: Company filings

(1) Client retention is based on an average of the last three years

(2) As of 2016; length of relationship statistic excludes Telefónica

17

We Are The Only Scale Provider of Differentiated CRM BPO Solutions in LatAm

Uniquely Positioned to Capture Digital Growth

We Provide Differentiated End-To-End Customized Solutions

Omni-Channel
Customized Solutions
Data & Analytics
Vertical Expertise

- ✓ Relevant role in the client's value chain with higher specialization and customization
- ✓ Fully integrated with client's tools and processes
- ✓ Intelligence and tools developed and provided by Atento
- ✓ Strong momentum with leading

The Only Platform to Serve Large Clients Across LatAm

2017 LatAm CRM BPO market share (%)

Mexico
21.5%(1)
Colombia
8.5%(1)
Brazil
26.6%
Peru
32.4%(1)
Chile
27.5%
Argentina
19.0%
Atento #1 position
Atento #4 position

Sources: Frost & Sullivan, Gartner

(1) Represents local market share (defined as revenues generated and invoiced in the country with local clients)

18

Shareholders Structure

Post IPO on Oct 2014

Bain Capital	62,660,015
Free-float	10,959,496
Total Shares	73,619,511

15.2%
84.8%
Bain Capital
Free-float

Post Secondary Offering on Nov 2017

Bain Capital	48,520,671
Free-float	25,388,385
Total Shares	73,909,056

34.4%
65.6%
Bain Capital
Free-float

As of September 30, 2018

Bain Capital	48,520,671
Free-float	24,677,888
Treasury Shares	710,497
Total Shares	73,909,056

1.0%
33.4%
65.6%
Bain Capital
Free-float
Treasury Shares

19

Adjustments to EBITDA by Quarter

($ in millions)	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018		
	Q1	Q2	Q3[1]	Q4[1]	FY	Q1	Q2	Q3[1]	Q4[1]	FY	Q1	Q2	Q3[1]	Q4[1]	FY[4]	Q1	Q2	Q3
Profit/(loss) for the period	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.4)**	**(7.8)**	**(0.5)**	**16.7**	**3.4**	**9.0**	**(3.7)**	**(10.1)**	**(8.9)**	**(13.6)**	**(1.7)**	**4.0**	**3.1**
Net finance expense	1.6	19.6	9.5	15.7	46.4	19.5	28.2	22.3	37.7	107.8	12.0	19.1	37.7	24.7	93.5	19.6	21.9	18.3
Income tax expense	5.6	5.3	8.7	3.5	23.2	1.0	0.6	2.6	1.1	5.2	3.8	7.3	(2.8)	4.3	12.5	5.5	(0.5)	3.8
Depreciation and amortization	28.0	26.5	23.3	23.7	101.5	21.4	25.1	25.0	25.4	97.3	25.4	23.4	29.6	26.0	104.4	26.3	23.6	21.8
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**58.9**	**50.4**	**223.3**	**37.5**	**46.1**	**49.4**	**80.9**	**213.7**	**50.2**	**46.1**	**54.4**	**46.1**	**196.9**	**49.8**	**49.1**	**46.9**
Acquisition and integration related costs	0.1	-	-	-	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-	-
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-	-	-	-	-	-	-	-	-
Contingent Value Instrument	-	-	-	-	-	-	-	-	(41.7)	(41.7)	-	-	-	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-	-
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.1**	**63.8**	**249.7**	**49.0**	**54.2**	**60.5**	**58.6**	**221.9**	**53.6**	**52.5**	**59.7**	**55.1**	**221.0**	**49.8**	**49.1**	**46.9**
Adjusted EBITDA Margins	**11.3%**	**12.0%**	**14.0%**	**14.1%**	**12.8%**	**11.8%**	**12.1%**	**13.6%**	**13.3%**	**12.6%**	**11.5%**	**11.1%**	**11.9%**	**11.5%**	**11.5%**	**10.1%**	**10.4%**	**10.9%**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 3Q18 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

21

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018		
	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1	Q2	Q3
Profit/(Loss) attributable to equity holders of the parent	20.5	6.5	17.4	7.5	52.2	(4.4)	(7.8)	(0.5)	16.7	3.4	9.0	(3.7)	(10.1)	(8.9)	(13.6)	(1.7)	4.0	3.1
Acquisition and integration related Costs	0.1	-	-	-	0.1	-	-	-	-	-	-	-	-	-	-	-		
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4	6.2	6.5	6.3	24.2	6.8	4.3	5.7	5.6	22.4	5.7	5.3	5.1
Restructuring Costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-	-
Sponsor management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-	-
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-	-	-	-	-	-	-	-	-
PECs interest expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-	-
DTA adjustment in Spain	-	-	-	1.5	1.5	-	-	-	-	-	-	-	-	-	-	-	-	-
Change in fair value of financial instruments	(13.0)	(1.0)	(0.5)	(3.5)	(17.5)	(0.5)	(0.2)	0.1	(0.1)	(0.7)	-	0.3	2.4	(2.9)	(0.2)	3.1	(9.0)	5.9
Net foreign exchange gain/losses	0.4	2.6	(3.0)	4.5	4.0	3.0	9.2	2.5	5.8	21.1	(3.3)	4.3	3.2	19.3	23.4	2.8	18.7	9.3
Contingent Value Instrument	-	-	-	-	-	-	-	-	(26.2)	(26.2)	-	-	-	-	-	-	-	-
Financial Non Recurring	-	-	-	-	-	-	-	-	-	-	-	-	17.7	-	17.7	-	-	-
Depreciation Non Recurring	-	-	-	-	-	-	-	-	-	-	-	-	2.8	-	2.8	-	-	-
Tax effect	(2.9)	(3.5)	(4.1)	(2.9)	(16.2)	(5.3)	(6.0)	(5.1)	(8.1)	(23.5)	(3.4)	(2.0)	(7.4)	(5.2)	(18.2)	(2.4)	(3.7)	(4.6)
Adjusted Earnings (non-GAAP) (unaudited)	15.3	15.7	23.0	26.8	77.9	9.7	9.5	14.6	13.8	48.2	12.5	9.6	19.6	16.9	58.4	7.5	15.1	18.7
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	0.21	0.21	0.31	0.36	1.06	0.13	0.13	0.20	0.19	0.65	0.17	0.13	0.27	0.23	0.79	0.10	0.20	0.25
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	-	-	-	-	-	-	-	14.5	-	-	12.5	9.4	17.6	15.9	55.2	7.8	14.3	18.4
Adjusted basic Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	-	-	-	-	-	-	-	0.20	-	-	0.17	0.13	0.24	0.21	0.75	0.10	0.19	0.25

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 3Q18 6K form of the Company on the topics related to Reconciliation of Adjusted Earnings to Profit/(loss).

22

Effective Tax Rate

($ in millions, except percentage changes)	Fiscal 2015	Fiscal 2016	Fiscal 2017	Q1 2017	Q2 2017	Q3 2017	Q1 2018	Q2 2018	Q3 2018	YTD 2017	YTD 2018
Profit/(loss) before tax[1]	**75.4**	**8.6**	**(1.0)**	**12.8**	**3.6**	**(12.9)**	**3.9**	**3.3**	**6.9**	**3.6**	**14.3**
(+) Total Add-backs to Net Income (excluding tax effect)	**41.9**	**68.3**	**90.2**	**6.9**	**15.3**	**37.1**	**11.5**	**15.0**	**20.3**	**59.1**	**47.2**
Acquisition and integration related Costs	*0.1*	-	-	-	-	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	*27.5*	*24.2*	*22.4*	*6.8*	*4.3*	*5.7*	*5.7*	*5.3*	*5.1*	*16.8*	*16.1*
Restructuring Costs	*15.8*	*33.7*	*16.8*	*3.4*	*5.5*	*1.3*	-	-	-	*10.2*	-
Site relocation costs	*3.4*	*9.3*	-	-	-	-	-	-	-	-	-
Financing and IPO fees	*0.3*	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	*6.8*	*6.9*	*7.3*	-	*0.9*	*4.0*	-	-	-	*4.8*	-
DTA adjustment in Spain	*1.5*	-	-	-	-	-	-	-	-	-	-
Change in fair value of financial instruments	*(17.5)*	*(0.7)*	*(0.2)*	-	*0.3*	*2.4*	*3.1*	*(9.0)*	*5.9*	*2.6*	-
Net foreign exchange gain/losses	*4.0*	*21.1*	*23.4*	*(3.3)*	*4.3*	*3.2*	*2.8*	*18.7*	*9.3*	*4.2*	*31.1*
Contingent Value Instrument	-	*(26.2)*	-	-	-	-	-	-	-	-	-
Financial Non Recurring	-	-	*17.7*	-	-	*17.7*	-	-	-	*17.7*	-
Depreciation Non Recurring	-	-	*2.8*	-	-	*2.8*	-	-	-	*2.8*	-
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	**117.3**	**76.9**	**89.2**	**19.7**	**18.9**	**24.2**	**15.4**	**18.3**	**27.2**	**62.7**	**61.5**
(-) Recurring Tax	**(39.4)**	**(28.7)**	**(30.8)**	**(7.2)**	**(9.3)**	**(4.6)**	**(7.9)**	**(3.2)**	**(8.4)**	**(21.3)**	**(19.6)**
Income tax expense (reported)	*(23.2)*	*(5.2)*	*(12.5)*	*(3.8)*	*(7.3)*	*2.8*	*(5.5)*	*0.5*	*(3.8)*	*(8.3)*	*(8.9)*
Tax effect (non-recurring)	*(16.2)*	*(23.5)*	*(18.2)*	*(3.4)*	*(2.0)*	*(7.4)*	*(2.4)*	*(3.7)*	*(4.6)*	*(13.0)*	*(10.7)*
= Adjusted Earnings (non-GAAP) (unaudited)	**77.9**	**48.2**	**58.4**	**12.5**	**9.6**	**19.6**	**7.5**	**15.1**	**18.8**	**41.4**	**41.9**
Recurring ETR	**33.6%**	**37.3%**	**34.5%**	**36.6%**	**49.2%**	**19.0%**	**51.3%**	**17.7%**	**31.0%**	**34.0%**	**31.9%**

(1) Profit/(loss) before income tax from continuing operations

23

FX Rates

	Average					Average					Average		
FX Assumptions	Q1	Q2	Q3	Q4	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018
Euro (EUR)	0.91	0.89	0.90	0.93	0.90	0.94	0.91	0.85	0.85	0.89	0.81	0.84	0.86
Brazilian Real (BRL)	3.91	3.51	3.25	3.29	3.48	3.14	3.21	3.16	3.25	3.19	3.25	3.60	3.96
Mexican Peso (MXN)	18.05	18.10	18.76	19.83	18.69	20.32	18.56	17.82	18.98	18.92	18.71	19.42	18.98
Colombian Peso (COP)	3,259.17	2,994.86	2,948.13	3,015.14	3,054.33	2,922.44	2,919.17	2,976.69	2,986.81	2,951.28	2,858.33	2,838.34	2,961.69
Chilean Peso (CLP)	702.02	677.93	661.47	665.52	676.73	655.29	663.92	642.76	633.48	648.86	601.97	620.73	663.19
Peruvian Soles (PEN)	3.45	3.32	3.34	3.40	3.38	3.29	3.26	3.25	3.25	3.26	3.24	3.26	3.29
Argentinean Peso (ARS)	14.46	14.22	14.94	15.46	14.78	15.67	15.73	17.28	17.56	16.56	19.71	23.55	32.09

24

Revenue Mix by Service Type

	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018		
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%	49.7%	50.2%	47.8%	49.0%	50.2%	51.7%	48.2%	47.7%	48.4%	51.1%	51.8%	50.6%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%	16.3%	15.3%	17.2%	16.6%	16.3%	18.8%	17.2%	17.6%	16.8%	18.1%	18.0%	18.3%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%	10.0%	9.4%	10.0%	10.1%	9.5%	8.6%	8.1%	7.9%	8.8%	7.3%	7.5%	8.2%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%	10.1%	11.2%	11.7%	10.8%	11.2%	8.3%	13.7%	13.8%	12.9%	12.0%	12.2%	13.1%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%	9.4%	9.6%	9.2%	9.4%	8.7%	9.0%	8.4%	8.7%	9.1%	7.7%	6.9%	6.3%
Service desk	0.1%	0.1%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	3.2%	3.2%	3.2%	3.4%	3.3%	3.7%	4.5%	4.3%	4.1%	4.1%	4.1%	3.6%	4.4%	4.3%	4.0%	3.8%	3.7%	3.5%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

25

Number of Workstations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Brazil	**49,076**	**48,052**	**34**	**33**
Americas	**37,220**	**37,890**	**52**	**52**
Argentina (2)	4,356	4,288	12	13
Central America (3)	2,358	2,342	4	4
Chile	2,932	2,674	4	3
Colombia	8,450	8,287	10	10
Mexico	9,223	10,059	15	15
Peru	8,548	8,930	4	4
United States (4)	1,353	1,310	3	3
EMEA	**5,421**	**5,808**	**15**	**14**
Spain	5,421	5,808	15	14
Total	**91,717**	**91,750**	**101**	**99**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

26

Consolidated Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 3Q'18	% Mix
Senior Secured Notes [1]	USD	2022	6.125%	393.3	86%
Brazilian Debentures	BRL	2023	CDI + 3.75%	16.2	4%
BNDES	BRL	2020 / 2022	TJLP + 2.5% / SELIC + 2.5%	27.9	6%
Finance lease payables	USD / COP / BRL	2019	-	6.3	1%
Other borrowings	-	2018	-	14.3	3%
Gross Debt				**458.0**	**100%**
Short-Term Debt				10%	
Long-Term Debt				90%	
Net Debt				**360.2**	

[1] Cross currency swaps covers 100% of interest until 2022 and 30% of principal until 2020

Highlights 3Q18

- Leverage ratio of 1.8x
- Cash and Cash equivalents of $97 MM, and existing revolving credit facility of $95MM, implying Liquidity of $192MM
- Average debt maturity of 3.5 years
- Average cost of debt (LTM): 7.4% per year

2018 Debt Payments

- Brazilian Debenture: $3.2MM
- BNDES: $18.4MM
- Revolving Credit Facility – Mexico: $24.4MM
- Others: $11.1MM
- 4131 (Brazil): $12.1MM

Debt Payment Schedule
$mm (@ Current FX of Sep-18)
69
25
400
2018
2019
2020
2021
2022

Net Debt / EBITDA
$MM
1.5x
1.6x
1.8x
1.7x
1.8x
343
345
395
372
360
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Net Debt
Net Debt / EBITDA

27

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.

- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.

- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.

- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.

28